UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38208

Dragon Victory International Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐:

Amendment to Material Definitive Agreements

Amendment to the Securities Purchase Agreement

On August 6, 2021, Dragon Victory International Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP, a Cayman Islands Segregated Portfolio Company (“LSQ”), and certain other purchasers listed on Schedule A to the Securities Purchase Agreement (the “2nd Closing Purchasers,” and together with LSQ, the “Purchasers”).

On March 3, 2022, the Company and the Purchasers entered into Amendment No.1 to Securities Purchase Agreement (the “Amendment to SPA”) to extend the closing deadline applicable to the 2nd Closing Purchasers. Pursuant to the Amendment to SPA, the closing applicable to the 2nd Closing Purchasers will occur no later than 12 months following the effective date of the Registration Statements (as defined in the Registration Rights Agreement, which is discussed below) covering the resale of all of the 2nd Closing Subscribed Shares (as defined in the Securities Purchase Agreement).

Amendment to the Registration Rights Agreement

On August 6, 2021, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers, Natural Selection Capital Holdings Limited, a Cayman company (the “Consulting Company”), and Mr. Ni Ming (“Mr. Ni,” together with the Consulting Company, the “Consultants” and each a “Consultant”).

On March 3, 2022, the Company, the Purchasers, and the Consultants entered into Amendment No.1 to Registration Rights Agreement (the “Amendment to RRA”) to extend the Effectiveness Deadline and the Filing Deadline (as defined in the Registration Rights Agreement). Pursuant to the Amendment to RRA, the Effectiveness Deadline for the 2nd Closing Registration Statement (as defined in the Registration Rights Agreement) will be no later than the calendar day that is no later than 16 months from the date of the Registration Rights Agreement. The Filing Deadline with respect to the 2nd Closing Registration Statement (as defined in the Registration Rights Agreement) will be no later than the 12 months following the date of the Registration Rights Agreement.

The foregoing description of the Amendment to SPA and the Amendment to RRA does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment to SPA and the Amendment to RRA, which are filed hereto as Exhibits 10.1 and 10.2 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: March 3, 2022	By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment No.1 to Securities Purchase Agreement dated March 3, 2022, by and among the Company and the Purchasers
10.2	Amendment No.1 to Registration Rights Agreement dated March 3, 2022, by and among the Company, the Purchasers, and the Consultants

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